Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation

Great Lakes Dredge & Dock Company, LLC	Delaware

Great Lakes U.S. Fleet Management, LLC	Delaware

Great Lakes Environmental & Infrastructure Solutions, LLC	Delaware

Great Lakes Dredge & Dock do Brasil Ltda.	Brazil

Great Lakes Dredge & Dock (Bahamas) Ltd.	Bahamas

NASDI Holdings, LLC	Delaware

Terra Contracting Services, LLC	Delaware

Terra Fluid Management, LLC	Delaware
Drews Services LLC	South Carolina